CITIUS PHARMACEUTICALS, INC.

11 Commerce Drive, First Floor

Cranford, NJ 07016

May 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Acceleration Request Citius Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed May 22, 2026 File No. 333-296195

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citius Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, June 2, 2026 at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Lorna A. Knick or Christopher Agoranos of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Christopher Agoranos at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Agoranos via email at cagoranos@wyrick.com.

Sincerely,

CITIUS PHARMACEUTICALS, INC.

By:	/s/ Jaime Bartushak
Jaime Bartushak
Chief Financial Officer

cc:	Christopher Agoranos, Wyrick Robbins Yates & Ponton LLP